FIRST AMENDMENT

                    FIRST AMENDMENT (this "Amendment"), dated as of January 27, 1994, to the Agreement and Plan of Merger, dated as of January 21, 1994 (the "Merger Agreement"), between Viacom Inc., a Delaware corporation ("Viacom"), and Paramount Communications Inc., a Delaware corporation ("Paramount").

                                W I T N E S S E T H :
                                - - - - - - - - - -

                    WHEREAS, Viacom and Paramount have agreed to amend certain provisions of the Merger Agreement in the manner provided below;

                    NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto agree as follows:

                    SECTION 1.  Defined Terms.  As used in this Amendment,
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          terms defined in the Merger Agreement are used herein as therein defined, unless otherwise defined herein. Unless otherwise indicated, all Section and subsection references are to the Merger Agreement.

                    SECTION 2.  Amendments to Section 2.1(c)(ii).  Section
                                --------------------------------
          2.1(c)(ii) is hereby amended by deleting the words "other than a change in the terms of the Offer" and by substituting, in their place, the phrase "outside the control of Viacom (those events not deemed to be outside the control of the Offeror shall include, without limitation, any change in the terms of the Offer or the Merger)." Section 2.1(c)(ii) is also amended by (i) inserting after the words "Common Stock payable in the Offer or" the phrase "the Merger or" and (ii) inserting after the words "otherwise amend the Offer" the phrase "or the terms of the Merger." Section 2.1(c)(ii) is further amended by adding at the end thereof the following sentences:

                    "Any amendment to the Offer or any change in the consideration offered to the Paramount stockholders in the Merger that results in an extension of the Expiration Date shall be publicly announced by 5:00 p.m. on the date of such amendment or change. Viacom hereby agrees that it shall not (a) seek to amend or waive any provision of the Merger Agreement that is substantially identical to the provisions relating to the bidding procedures contained in the Other Exemption Agreement (the "Bidding Procedures") or (b) publicly announce an intention to take an action which is not otherwise permitted, or refrain from taking an action which is required, under the terms of this Agreement relating to the Bidding Procedures."

                    SECTION 3.  Miscellaneous.  Except as expressly amended
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          herein, the Merger Agreement shall continue to be, and shall





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          remain, in full force and effect in accordance with its terms.
          This Amendment may be executed by the parties hereto in any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

                    SECTION 4.  Governing Law.  Except to the extent that
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          Delaware Law is mandatorily applicable to the Merger and the rights of the stockholders of Paramount and Viacom, this Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.


                    IN WITNESS WHEREOF, Viacom and Paramount have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.


          ATTEST:                            VIACOM INC.


          By_________________                By__________________



          ATTEST:                            PARAMOUNT COMMUNICATIONS INC.


          By_________________                By_______________________